SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DELL TECHNOLOGIES INC.

(Name of Subject Company (issuer) and Filing Person (offeror))

Class C Common Stock, $0.01 par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Richard J. Rothberg

Senior Vice President, General Counsel and Secretary

One Dell Way

Round Rock, Texas 78682

Telephone: (512) 728-7800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Richard J. Parrino

Kevin K. Greenslade

Hogan Lovells US LLP

555 Thirteenth Street, N.W.

Washington, D.C. 20004

Telephone: (202) 637-5530

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$18,454,633	$2,139

*	Calculated solely for purposes of determining the filing fee as the aggregate maximum purchase price for the shares of Class C Common Stock, par value $0.01 per share, of Dell Technologies Inc. offered to be purchased, based on a price per share of $30.58.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, and as modified by Fee Rate Advisory #1 for Fiscal Year 2017, equals $115.90 for each $1,000,000 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to an offer by Dell Technologies Inc., a Delaware corporation (“Dell Technologies” or the “Company”), to purchase for cash (the “Offer”) up to 603,487 shares of Class C Common Stock, par value $0.01 per share, of the Company (the “Class C Common Stock”) at a purchase price of $30.58 per share.

Holders of the Class C Common Stock may participate in the Offer upon the terms of, and subject to the conditions set forth in, the Offer to Purchase, dated March 31, 2017, attached hereto as Exhibit (a)(1)(A) (the “Offer to Purchase”) and in the related tender election form attached hereto as Exhibit (a)(1)(B). The foregoing documents, as they may be amended or supplemented from time to time, and the other documents accompanying the Offer to Purchase together constitute the “Offer.”

The information in the Offer to Purchase and the related tender election form, including all schedules and exhibits thereto, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under “Summary Term Sheet” and “Questions and Answers About the Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. Dell Technologies Inc. is the issuer of the securities that are the subject of the Offer. The principal office of the Company is One Dell Way, Round Rock, Texas 78682 and its telephone number at that address is (800) 289-3355.

(b) Securities. This Schedule TO relates to an offer by the Company to purchase for cash up to 603,487 shares of its Class C Common Stock. As of March 27, 2017, there were 21,972,965 shares of Class C Common Stock issued and outstanding.

(c) Trading Market and Price. There is no established trading market for the Class C Common Stock. The information set forth in the section of the Offer to Purchase under “The Offer — 8. Price Range of Shares; Holders” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The filing person is the Company. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Offer to Purchase under “The Offer — 1. Terms of the Offer”; “The Offer — 2. Procedures for Tendering Shares”; “The Offer — 3. Withdrawal Rights”; “The Offer — 4. Acceptance for Purchase and Payment for Shares”; “The Offer — 5. Conditions of the Offer”; “The Offer — 6. Extension of the Offer; Termination; Amendments”; and “The Offer — 14. Material U.S. Federal Income Tax Consequences for U.S. Stockholders” is incorporated herein by reference.

(b) Purchases. The information set forth in the section of the Offer to Purchase under “The Offer — 11. Recent Transactions and Interests in Class C Common Stock” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Offer to Purchase under “The Offer — 11. Recent Transactions and Interests in Class C Common Stock” and “The Offer — 12. Arrangements Concerning the Shares” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under “Background and Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the section of the Offer to Purchase under “The Offer — 7. Certain Effects of the Offer” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Purchase under “Background and Purpose of the Offer” and in the sections of the Offer to Purchase under “The Offer — 7. Certain Effects of the Offer”; “The Offer — 9. Source and Amount of Funds”; “The Offer — 10. Certain Information Concerning the Company”; “The Offer — 11. Recent Transactions and Interests in Class C Common Stock”; and “The Offer — 12. Arrangements Concerning the Shares” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the section of the Offer to Purchase under “The Offer — 9. Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the section of the Offer to Purchase under “The Offer — 11. Recent Transactions and Interests in Class C Common Stock” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the sections of the Offer to Purchase under “The Offer — 11. Recent Transactions and Interests in Class C Common Stock” and “The Offer — 12. Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the section of the Offer to Purchase under “The Offer — 13. Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits.

(a)(l)(A)	Offer to Purchase, dated March 31, 2017.

(a)(1)(B)	Tender Election Form and Instructions.

(a)(1)(C)	Form of Email to Stockholders.

(a)(1)(D)	Form of Email to Stockholders (without transferable shares).

(b)	Not applicable.

(d)(1)	Fourth Amended and Restated Certificate of Incorporation of Dell Technologies Inc. (the “Company”) (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on September 7, 2016) (Commission File No. 001-37867).

(d)(2)	Amended and Restated Sponsor Stockholders Agreement, dated as of September 7, 2016, by and among the Company, Denali Intermediate Inc., Dell Inc., Universal Acquisition Co., EMC Corporation, Denali Finance Corp., Dell International L.L.C., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Technology Investors IV, L.P., SLP Denali Co-Invest, L.P. and the other stockholders named therein (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Commission on September 9, 2016) (Commission File No. 001-37867).

(d)(3)	Amended and Restated Management Stockholders Agreement, dated as of September 7, 2016, by and among the Company, Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Technology Investors IV, L.P., SLP Denali Co-Invest, L.P. and the Management Stockholders identified on Schedule I thereto (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the Commission on September 9, 2016) (Commission File No. 001-37867).

(d)(4)	Amended and Restated Class A Stockholders Agreement, dated as of September 7, 2016, by and among Dell Technologies Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Technology Investors IV, L.P., SLP Denali Co-Invest, L.P. and the New Class A Stockholders party thereto (incorporated by reference to Exhibit (d)(4) to the Company’s Tender Offer Statement on Schedule TO filed with the Commission on September 14, 2016) (Commission File No. 005-89621).

(d)(5)	Class C Stockholders Agreement, dated as of September 7, 2016, by and among Dell Technologies Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Technology Investors IV, L.P., SLP Denali Co-Invest, L.P. and Venezio Investments Pte. Ltd. (incorporated by reference to Exhibit (d)(5) to the Company’s Tender Offer Statement on Schedule TO filed with the Commission on September 14, 2016) (Commission File No. 005-89621).

(d)(6)	Amended and Restated Registration Rights Agreement, dated as of September 7, 2016, by and among Dell Technologies Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Technology Investors IV, L.P., SLP Denali Co-Invest, L.P., Venezio Investments Pte. Ltd. and the Management Stockholders (as defined therein) (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the Commission on September 9, 2016) (Commission File No. 001-37867).

(d)(7)	Common Stock Purchase Agreement, dated as of October 12, 2015, by and between the Company and Venezio Investments Pte. Ltd. (incorporated by reference to Exhibit (d)(7) to the Company’s Tender Offer Statement on Schedule TO filed with the Commission on September 14, 2016) (Commission File No. 005-89621).

(d)(8)	Dell Technologies Inc. 2012 Long-Term Incentive Plan (formerly known as Dell Inc. 2012 Long-Term Incentive Plan) (incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed with the Commission on September 9, 2016) (Commission File No. 001-37867).

(d)(9)	Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed with the Commission on September 9, 2016) (Commission File No. 001-37867).

(d)(10)	Compensation Program for Independent Non-Employee Directors (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed with the Commission on September 9, 2016) (Commission File No. 001-37867).

(d)(11)	Stock Option Agreement, dated as of November 25, 2013, between Michael S. Dell and the Company for grant to Michael S. Dell (incorporated by reference to Exhibit 10.8 of Amendment No. 3 to the Company’s Registration Statement on Form S-4 filed with the Commission on April 11, 2016) (Registration No. 333-208524).

(d)(12)	Form of Stock Option Agreement – Performance Vesting Option for grants to executive officers under the Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.9 of Amendment No. 3 to the Company’s 2016 Form S-4 filed with the Commission on April 11, 2016) (Registration No. 333-208524).

(d)(13)	Form of Stock Option Agreement – Performance Vesting Option for grants to employees under the Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 of Amendment No. 3 to the Company’s 2016 Form S-4 filed with the Commission on April 11, 2016) (Registration No. 333-208524).

(d)(14)	Form of Stock Option Agreement – Time Vesting Option for grants to executive officers under the Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.11 of Amendment No. 3 to the Company’s 2016 Form S-4 filed with the Commission on April 11, 2016) (Registration No. 333-208524).

(d)(15)	Form of Stock Option Agreement – Time Vesting Option for grants to employees under the Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.12 of Amendment No. 3 to the Company’s 2016 Form S-4 filed with the Commission on April 11, 2016) (Registration No. 333-208524).

(d)(16)	Form of Dell Time Award Agreement for Executive Officers under the Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-8 filed with the Commission on September 6, 2016) (Registration No. 333-213515).

(d)(17)	Form of Dell Time Award Agreement for Non-Employee Directors under the Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form S-8 filed with the Commission on September 6, 2016) (Registration No. 333-213515).

(d)(18)	Form of Dell Deferred Time Award Agreement for Non-Employee Directors under the Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form S-8 filed with the Commission on September 6, 2016) (Registration No. 333-213515).

(d)(19)	Form of Dell Performance Award Agreement for Executive Officers under the Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 4.9 to the Company’s Registration Statement on Form S-8 filed with the Commission on September 6, 2016) (Registration No. 333-213515).

(d)(20)	Form of Stock Option Agreement for Non-Employee Directors (Annual Grant) under the Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 4.11 to the Company’s Registration Statement on Form S-8 filed with the Commission on September 6, 2016) (Registration No. 333-213515).

(d)(21)	Form of Stock Option Agreement for Non-Employee Directors (Sign-On Grant) under the Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 4.12 to the Company’s Registration Statement on Form S-8 filed with the Commission on September 6, 2016) (Registration No. 333-213515).

(d)(22)	Form of Stock Option Agreement for Executive Officers (Rollover Option) under the Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 4.13 to the Company’s Registration Statement on Form S-8 filed with the Commission on September 6, 2016) (Registration No. 333-213515).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dell Technologies Inc.

Date: March 31, 2017	/s/ Richard J. Rothberg
Richard J. Rothberg
General Counsel and Secretary

INDEX TO EXHIBITS

(a)(l)(A)	Offer to Purchase, dated March 31, 2017.

(a)(1)(B)	Tender Election Form and Instructions.

(a)(1)(C)	Form of Email to Stockholders.

(a)(1)(D)	Form of Email to Stockholders (without transferable shares).

(b)	Not applicable.

(d)(1)	Fourth Amended and Restated Certificate of Incorporation of Dell Technologies Inc. (the “Company”) (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on September 7, 2016) (Commission File No. 001-37867).

(d)(2)	Amended and Restated Sponsor Stockholders Agreement, dated as of September 7, 2016, by and among the Company, Denali Intermediate Inc., Dell Inc., Universal Acquisition Co., EMC Corporation, Denali Finance Corp., Dell International L.L.C., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Technology Investors IV, L.P., SLP Denali Co-Invest, L.P. and the other stockholders named therein (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Commission on September 9, 2016) (Commission File No. 001-37867).

(d)(3)	Amended and Restated Management Stockholders Agreement, dated as of September 7, 2016, by and among the Company, Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Technology Investors IV, L.P., SLP Denali Co-Invest, L.P. and the Management Stockholders identified on Schedule I thereto (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the Commission on September 9, 2016) (Commission File No. 001-37867).

(d)(4)	Amended and Restated Class A Stockholders Agreement, dated as of September 7, 2016, by and among Dell Technologies Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Technology Investors IV, L.P., SLP Denali Co-Invest, L.P. and the New Class A Stockholders party thereto (incorporated by reference to Exhibit (d)(4) to the Company’s Tender Offer Statement on Schedule TO filed with the Commission on September 14, 2016) (Commission File No. 005-89621).

(d)(5)	Class C Stockholders Agreement, dated as of September 7, 2016, by and among Dell Technologies Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Technology Investors IV, L.P., SLP Denali Co-Invest, L.P. and Venezio Investments Pte. Ltd. (incorporated by reference to Exhibit (d)(5) to the Company’s Tender Offer Statement on Schedule TO filed with the Commission on September 14, 2016) (Commission File No. 005-89621).

(d)(6)

Amended and Restated Registration Rights Agreement, dated as of September 7, 2016, by and among Dell Technologies Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Technology Investors IV, L.P., SLP Denali Co-Invest, L.P., Venezio Investments Pte.

Ltd. and the Management Stockholders (as defined therein) (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the Commission on September 9, 2016) (Commission File No. 001-37867).

(d)(7)	Common Stock Purchase Agreement, dated as of October 12, 2015, by and between the Company and Venezio Investments Pte. Ltd. (incorporated by reference to Exhibit (d)(7) to the Company’s Tender Offer Statement on Schedule TO filed with the Commission on September 14, 2016) (Commission File No. 005-89621).

(d)(8)	Dell Technologies Inc. 2012 Long-Term Incentive Plan (formerly known as Dell Inc. 2012 Long-Term Incentive Plan) (incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed with the Commission on September 9, 2016) (Commission File No. 001-37867).

(d)(9)	Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed with the Commission on September 9, 2016) (Commission File No. 001-37867).

(d)(10)	Compensation Program for Independent Non-Employee Directors (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed with the Commission on September 9, 2016) (Commission File No. 001-37867).

(d)(11)	Stock Option Agreement, dated as of November 25, 2013, between Michael S. Dell and the Company for grant to Michael S. Dell (incorporated by reference to Exhibit 10.8 of Amendment No. 3 to the Company’s Registration Statement on Form S-4 filed with the Commission on April 11, 2016) (Registration No. 333-208524).

(d)(12)	Form of Stock Option Agreement – Performance Vesting Option for grants to executive officers under the Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.9 of Amendment No. 3 to the Company’s 2016 Form S-4 filed with the Commission on April 11, 2016) (Registration No. 333-208524).

(d)(13)	Form of Stock Option Agreement – Performance Vesting Option for grants to employees under the Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 of Amendment No. 3 to the Company’s 2016 Form S-4 filed with the Commission on April 11, 2016) (Registration No. 333-208524).

(d)(14)	Form of Stock Option Agreement – Time Vesting Option for grants to executive officers under the Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.11 of Amendment No. 3 to the Company’s 2016 Form S-4 filed with the Commission on April 11, 2016) (Registration No. 333-208524).

(d)(15)	Form of Stock Option Agreement – Time Vesting Option for grants to employees under the Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.12 of Amendment No. 3 to the Company’s 2016 Form S-4 filed with the Commission on April 11, 2016) (Registration No. 333-208524).

(d)(16)	Form of Dell Time Award Agreement for Executive Officers under the Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-8 filed with the Commission on September 6, 2016) (Registration No. 333-213515).

(d)(17)	Form of Dell Time Award Agreement for Non-Employee Directors under the Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form S-8 filed with the Commission on September 6, 2016) (Registration No. 333-213515).

(d)(18)	Form of Dell Deferred Time Award Agreement for Non-Employee Directors under the Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form S-8 filed with the Commission on September 6, 2016) (Registration No. 333-213515).

(d)(19)	Form of Dell Performance Award Agreement for Executive Officers under the Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 4.9 to the Company’s Registration Statement on Form S-8 filed with the Commission on September 6, 2016) (Registration No. 333-213515).

(d)(20)	Form of Stock Option Agreement for Non-Employee Directors (Annual Grant) under the Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 4.11 to the Company’s Registration Statement on Form S-8 filed with the Commission on September 6, 2016) (Registration No. 333-213515).

(d)(21)	Form of Stock Option Agreement for Non-Employee Directors (Sign-On Grant) under the Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 4.12 to the Company’s Registration Statement on Form S-8 filed with the Commission on September 6, 2016) (Registration No. 333-213515).

(d)(22)	Form of Stock Option Agreement for Executive Officers (Rollover Option) under the Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 4.13 to the Company’s Registration Statement on Form S-8 filed with the Commission on September 6, 2016) (Registration No. 333-213515).

(g)	Not applicable.

(h)	Not applicable.